UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

D and Z Media Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
23305Q106
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23305Q106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS D and Z Media Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 6,912,500
	6.	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 6,912,500
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,500

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 23305Q106	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Betty Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 6,912,500
	6.	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 6,912,500
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,500

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 23305Q106	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

D and Z Media Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2870 Peachtree Road NW, Suite 509, Atlanta, GA 30305

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	D and Z Media Holdings LLC (the “Sponsor”)

(ii)	Betty Liu

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 2870 Peachtree Road NW, Suite 509, Atlanta, GA 30305.

Item 2(c).	Citizenship:

The Sponsor is a Delaware limited liability company, and Ms. Liu is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

23305Q106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Not Applicable.

CUSIP No. 23305Q106	13G	Page 5 of 6 Pages

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

The Sponsor holds 6,912,500 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), representing approximately 19.4% of the outstanding shares of Class A Common Stock. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock concurrently with or immediately following the Issuer’s initial business combination, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1 (File No. 333-252000) and have no expiration date.

The securities described above are held directly by the Sponsor and indirectly by Ms. Liu as sole member of DandZ Media LLC, the managing member of the Sponsor. Ms. Liu disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein.

The aggregate percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is calculated based upon 28,750,000 shares of Class A Common Stock outstanding as of November 12, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021, adjusted for the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.	Notice of Dissolution of Group.

 Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 23305Q106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

D and Z Media Holdings LLC

By: DandZ Media LLC, its managing member

By:	/s/ Betty Liu
Name: Betty Liu
Title: Sole Member

/s/ Betty Liu
Betty Liu